Filed pursuant to 424(b)(2)
                                           Registration Statement No. 333-117842


PROSPECTUS SUPPLEMENT


                                3,900,000 Shares
                       FIRST INDUSTRIAL REALTY TRUST, INC.
                                  COMMON STOCK



     This prospectus supplement relates to the issuance and sale of up to 3,900,000 shares of our common stock, par value $0.01 per share, from time to time through our sales agent, Cantor Fitzgerald & Co. These sales, if any, will be made pursuant to the terms of the sales agreement dated September 16, 2004 between us and the sales agent, the form of which has been filed with the Securities and Exchange Commission and is incorporated by reference herein and into the accompanying prospectus.

     Our common stock trades on the New York Stock Exchange, or NYSE, under the symbol "FR." Sales of shares of our common stock under this prospectus supplement, if any, may be made in privately negotiated transactions and/or by any method permitted by law deemed to be an "at the market" offering as defined in Rule 415 of the Securities Act of 1933, as amended (the "Securities Act"), including without limitation sales made directly on the NYSE, on any other existing trading market for the common stock or to or through a market maker. A prospectus supplement setting forth the terms of any sales other than at the market offerings will be provided to the extent required by applicable law. The sales agent will make all sales on a best efforts basis using commercially reasonable efforts consistent with its normal trading and sales practices, on mutually agreed terms between the sales agent and us. On September 14, 2004, the last reported sales price of our common stock on the NYSE was $38.41 per share.

     The compensation to the sales agent for sales of common stock sold pursuant to the sales agreement will be 2.0% of the gross proceeds of the sales price per share. The net proceeds from any sales under this prospectus supplement will be used as described under "Use of Proceeds" in the accompanying prospectus.

     In connection with the sale of common stock on our behalf, the sales agent may be deemed to be an "underwriter" within the meaning of the Securities Act, and the compensation of the sales agent may be deemed to be underwriting commissions or discounts. We have agreed to provide indemnification and contribution to the sales agent against certain civil liabilities, including liabilities under the Securities Act.

     You should read this prospectus supplement and the accompanying prospectus carefully before you invest. These documents contain information you should consider when making your investment decision.

     Investing in the securities of First Industrial Realty Trust, Inc. involves risks that are described in the "Risk Factors" section beginning on page 3 of the accompanying prospectus.

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     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

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          The date of this prospectus supplement is September 16, 2004.

                             CANTOR FITZGERALD & CO.


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             Certain United States Federal Income Tax Considerations

     The following is a general discussion of certain material U.S. federal income tax consequences of the ownership and disposition of our common stock by a beneficial owner that is a "U.S. stockholder" (as defined below). This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations and administrative and judicial interpretations thereof, all as in effect as of the date of this prospectus supplement, and all of which are subject to change, possibly with retroactive effect. This discussion does not purport to deal with all aspects of federal income taxation that may be relevant to investors subject to special treatment under the federal income tax laws, such as dealers in securities, insurance companies, tax-exempt entities (except as described herein), expatriates, financial institutions, non-U.S. stockholders (except as described herein) and partnerships or other pass-through entities. This section applies only to purchasers of common stock who purchase the stock pursuant to this offering and hold such stock as capital assets within the meaning of Section 1221 of the Code.

     Prospective holders should consult their tax advisors with respect to the federal income tax consequences of holding and disposing of our common stock in light of their particular situations and any consequences to them arising under other federal tax laws and the laws of any state, local or non-U.S. jurisdiction.


     As used herein, the term "U.S. stockholder" means a holder of common stock that for U.S. federal income tax purposes is:

o    an individual citizen or resident of the United States,

o a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision thereof,

o an estate whose income is subject to U.S. federal income taxation regardless of its source, or

o    a trust if

     o a U.S. court is able to exercise primary supervision over the administration of that trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or

     o    it has a valid election in place to be treated as a U.S. person.

     As used herein, the term "non-U.S. stockholder" means a holder of our common stock that for U.S. federal income tax purposes is either a nonresident individual alien or a corporation, estate or trust that is not a U.S. stockholder.

     The federal income tax treatment of a partner in a partnership holding common stock will depend on the activities of the partnership and the status of the partner. A partner in such partnership should consult its own tax advisor regarding the federal income treatment to the partner of such partnership holding our common stock.

     This prospectus supplement does not address our taxation or the impact on us of our election to be taxed as a REIT. Prospective investors are urged to consult the prospectus to which this prospectus supplement relates for information relating to our taxation as a REIT. The discussion set forth below assumes that we qualify as a REIT under the Code.




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



Taxable U.S. Stockholders

    Distributions

     Except as discussed below, so long as we qualify for taxation as a REIT, distributions with respect to our common stock made out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be includible by a U.S. stockholder as ordinary income for federal income tax purposes. None of these distributions will be eligible for the dividends received deduction for a corporate stockholder. Distributions in excess of current and accumulated earnings and profits will not be taxable to a U.S. stockholder to the extent that they do not exceed the adjusted tax basis of the holder's common stock, but rather will be treated as a return of capital and reduce the adjusted basis of such common stock. To the extent that such distributions exceed the adjusted basis of a U.S. stockholder's common stock, they will be included in income as long-term capital gain if the stockholder has held its shares for more than one year and otherwise as short-term capital gain. Any dividend declared by us in October, November or December of any year payable to a stockholder of record on a specified date in any such month shall be treated as both paid by us and received by the stockholder on December 31 of such year, provided that the dividend is actually paid by us during January of the following calendar year.

     Dividends paid to a U.S. stockholder generally will not qualify for the 15% tax rate applicable to "qualified dividend income." The Jobs and Growth Tax Relief Reconciliation Act of 2003 reduced the maximum tax rate for qualified dividend income from 38.6% to 15% for tax years through 2008. Qualified dividend income generally includes dividends paid by domestic C corporations and certain qualified foreign corporations to most U.S. noncorporate stockholders. Because we are not generally subject to federal income tax on the portion of our REIT taxable income that we distribute to our stockholders, our dividends generally will not be eligible for the 15% tax rate on qualified dividend income. As a result, our ordinary REIT dividends will continue to be taxed at the higher tax rate applicable to ordinary income. Currently, the highest marginal individual income tax rate on ordinary income is 35%. However, the 15% tax rate for qualified dividend income will apply to our ordinary REIT dividends, if any, that are (i) attributable to dividends received by us from non-REIT corporations, such as our taxable REIT subsidiaries, or (ii) attributable to income upon which we have paid corporate income tax (e.g., to the extent that we distribute less than 100% of our taxable income). In general, to qualify for the reduced tax rate on qualified dividend income, a U.S. stockholder must hold our stock for more than 60 days during the 121-day period beginning on the date that is 60 days before the date on which our stock becomes ex-dividend.

     Distributions that are designated as capital gain dividends will generally be taxed as long-term capital gains (to the extent they do not exceed our actual net capital gain for the taxable year) without regard to the period for which the holder has held our common stock. However, corporate holders may be required to treat up to 20% of certain capital gain dividends as ordinary income.

     We may elect to retain and pay income tax on our net capital gain received during the taxable year. If we so elect for a taxable year, our U.S. stockholders would include in income as long-term capital gains their proportionate share of such portion of our undistributed net capital gains for the taxable year as we may designate. A U.S. stockholder would be deemed to have paid its share of the tax paid by us on such undistributed net capital gain, which would be credited or refunded to the stockholder. The U.S. stockholder's basis in our common stock would be increased by the amount of undistributed net capital gain included in such U.S. stockholder's income, less the capital gains tax paid by us.

     A taxpayer generally must hold a capital asset for more than one year for gain or loss derived from its sale or exchange to be treated as long-term capital gain or loss. The maximum tax rate on long-term capital gain applicable to non-corporate taxpayers is 15% for sales and exchanges of assets held for more than one year occurring through December 31, 2008. The maximum tax rate on long-term capital gain from the sale or exchange of "section 1250 property," or depreciable real property, is 25% to the extent that such gain would have been treated as ordinary income if the property were "section 1245 property" (i.e., to the extent of depreciation recapture). With respect to distributions that we designate as capital gain dividends and any retained capital gain that we are deemed to distribute, we generally may designate whether such a distribution is taxable to our non-corporate U.S. stockholders at a 15% or 25% tax rate. Thus, the tax rate differential between capital gain and ordinary income for non-


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

corporate taxpayers may be significant. In addition, the characterization of income as capital gain or ordinary income may affect the deductibility of capital losses. A non-corporate taxpayer may deduct capital losses not offset by capital gains against its ordinary income only up to a maximum annual amount of $3,000. A non-corporate taxpayer may carry forward unused capital losses indefinitely. A corporate taxpayer must pay tax on its net capital gain at ordinary corporate rates. A corporate taxpayer may deduct capital losses only to the extent of capital gains, with unused losses being carried back three years and forward five years.

     Stockholders may not include in their individual income tax returns any of our net operating losses or capital losses. Instead, such losses would be carried over by us for potential offset against our future income (subject to certain limitations). Taxable distributions from us and gain from the disposition of common stock will not be treated as passive activity income and, therefore, stockholders generally will not be able to apply any "passive activity losses" (such as losses from certain types of limited partnerships in which the stockholder is a limited partner) against such income. In addition, taxable distributions from us generally will be treated as investment income for purposes of the investment interest limitations. Capital gains from the disposition of common stock (or distributions treated as such) will be treated as investment income only if the stockholder so elects, in which case such capital gains will be taxed at ordinary income rates. We will notify stockholders after the close of our taxable year as to the portions of the distributions attributable to that year that constitute each of (i) distributions taxable at ordinary income tax rates, (ii) capital gains dividends, (iii) qualified dividend income, if any, and (iv) returns of capital.

    Sale or Exchange of Common  Stock

     Upon the sale or exchange of common stock to or with a person other than us, a stockholder generally will recognize gain or loss equal to the difference between (i) the amount of cash and the fair market value of any property received (less any portion thereof attributable to accumulated and declared but unpaid dividends, which will be taxable as a dividend to the extent of our current and accumulated earnings and profits) and (ii) the stockholder's adjusted tax basis in such stock. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if such stock has been held for more than one year. In general, any loss upon a sale or exchange of common stock by a holder who has held such stock for six months or less (after applying certain holding period rules) will be treated by such holder as long-term capital loss to the extent of distributions from us required to be treated by such stockholder as long-term capital gain. All or a portion of any loss realized upon a taxable disposition of common stock may be disallowed if substantially identical stock is purchased within 30 days before or after the disposition.

Tax-Exempt U.S. Stockholders

     Distributions by us to a tax-exempt U.S. stockholder generally should not constitute unrelated business taxable income ("UBTI") provided that (i) the U.S. stockholder has not financed the acquisition of its common stock with "acquisition indebtedness" within the meaning of the Code and (ii) our common stock is not otherwise used in an unrelated trade or business of such tax-exempt U.S. stockholder.

     Notwithstanding the preceding paragraph, under certain circumstances, qualified trusts that hold more than 10% (by value) of our shares of stock may be required to treat a certain percentage of dividends as UBTI. This requirement will only apply if we are treated as a "pension-held REIT." The restrictions on ownership of shares of stock in our Articles of Incorporation should prevent us from being treated as a pension-held REIT, although there can be no assurance that this will be the case.

Non-U.S. Stockholders

     The rules governing United States income taxation of Non-U.S. Stockholders are quite complex. Certain distributions paid by us to Non-U.S. Stockholders will be subject to U.S. withholding tax. Prospective Non-U.S. Stockholders should consult with their own tax advisors to determine the impact of federal, state, local and foreign tax laws on an investment in us, and to determine their reporting requirements, if any.


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Backup Withholding

      We will report to our U.S. stockholders and the Internal Revenue Service the amount of dividends paid during each calendar year, and the amount of tax withheld, if any. Under the back-up withholding rules, a stockholder may be subject to backup withholding tax at a current rate of 28% (subject to increase to 31% after 2010) with respect to dividends paid and with respect to any proceeds for the sale or redemption of common stock unless such stockholder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or (b) provides a taxpayer identification number and otherwise complies with applicable requirements of the backup withholding rules. A stockholder that does not provide us with its correct taxpayer identification number may also be subject to penalties imposed by the Service. Any amount paid as backup withholding will be creditable against such stockholder's income tax liability, and may entitle such stockholder to a refund, provided the stockholder timely furnishes the required information to the Internal Revenue Service.



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